June 17, 2016
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-11727
This letter sets forth the responses of Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 7, 2016 (the “Comment Letter”) with respect to ETP’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.
Staff Comments
Form 10-K for Fiscal Year Ended December 31, 2015
Risk Factors
The profitability of certain activities in our natural gas gathering…, page 41

1.
We note your disclosure on pages 41 and 42 describing the variety of contracts that you enter into, including percent-of-proceeds, keep-whole and processing fee arrangements, and the way each type of contract exposes your results to commodity price fluctuations. In future reports, please disclose the percentage of your total revenues that are tied to each type of contract.

Response: Within the Midstream segment results analysis in the Management’s Discussion and Analysis section of the Form 10-K, we have included quantitative information that breaks out gross margin between fee-based and non fee-based arrangements. In this context, fee-based margin includes revenues derived from processing fee arrangements, and non fee-based margin includes revenues from percent-of-proceeds and keep-whole contracts. In future reports, we will include similar quantitative information within the risk factor referenced by this comment. For example, we would add disclosure similar to the following related to the years ended December 31, 2015 and 2014:
“For our midstream segment, we generally analyze gross margin based on fee-based margin (which includes revenues from processing fee arrangements) and non fee-based margin (which includes gross margin earned on percent-of-proceeds and keep-whole arrangements). For the years ended December 31, 2015 and 2014, gross margin from our midstream segment totaled $1.805 billion and $1.930 billion, respectively, of which fee-based revenues constituted 86% and 66%, respectively, and non fee-based margin constituted 14% and 34%, respectively. The amount of gross margin earned by our midstream segment from fee-based and non fee-based arrangements (individually and as a percentage of total revenues) will be impacted by the volumes associated with both types of arrangements, as well as commodity prices; therefore, the dollar amounts and the relative magnitude of gross margin from fee-based and non fee-based arrangements in future periods may be significantly different from results reported in previous periods.”

We do not believe that further disaggregation of non fee-based revenues between percent-of-proceeds and keep-whole contracts would be useful to include in ETP's risk factors, because such information by itself does not provide a reader with a better understanding of the risks associated with such revenues.
Financial Statements
Notes to Consolidated Financial Statements
5. Net Income Per Limited Partner Unit, page F-35

2.
Please explain to us how you computed the General Partner’s, Class H Unitholder’s, Class I Unitholder’s and Common Unitholder’s interest in fiscal 2015 net income from continuing operations referencing authoritative literature that supports your calculation. Further, please tell us your consideration of expanding your table to separately show the percentage allocation of income from continuing operations and items directly allocable to the general partner.

Response: ETP’s calculation of net income (loss) per limited partner unit and income (loss) from continuing operations per limited partner unit is based on the two-class method, as required under ASC 260-10-45. With respect to the tabular calculation of income from continuing operations per limited partner unit on page F-35 of the Form 10-K, the amounts included in the table for the General Partner’s, Class H Unitholder’s and Class I Unitholder’s interest in income from continuing operations reflect the amounts reported in ETP’s consolidated statements of operations and consolidated statements of equity. Under ASC 260-10-45, the Class H and Class I units are treated as participating securities, with income allocated based on the rights of the participating securities as described on page F-43 of the Form 10-K. Income is allocated to the General Partner and Limited Partners based on the distributions to be paid for the respective period, and any undistributed earnings or distributions in excess of earnings are allocated to the General Partner and Limited Partners based on their respective ownership percentages.
The tabular calculation of income per limited partner unit on page F-35 of the Form 10-K also reflects an allocation to the General Partner of an additional share of earnings ($5 million, $4 million and $2 million for the years ended December 31, 2015, 2014 and 2013, respectively). This amount is based on any difference in the amount of earnings to be allocated for purposes of the consolidated statement of operations (which allocation is based on the average ownership percentage of the General Partner during the period) compared to the amount of earnings to be allocated for purposes of the calculation of income per limited partner unit (which allocation is based in part on the General Partner’s ownership percentage as of the record date for the payment of the quarterly distributions).
6. Debt Obligations, page F-35

3.
Reference is made to the disclosure beginning in the last paragraph of page F-38 regarding your assumption of Regency Energy Partners LP (“Regency”) obligations that are registered under the Securities Act of 1933. We note that these senior notes assumed from Regency that are guaranteed by, “all of the consolidated subsidiaries that were previously consolidated by Regency, except for ELF and its wholly-owned subsidiaries, Aqua – PVR and ORS.” In light of the obligations registered and the guarantees, please tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response: The subsidiary guarantees on the senior notes assumed from Regency have subsequently been released; therefore, we concluded that Rule 3-10 of Regulation S-X does not apply. We will update our disclosure in future reports to clarify that the subsidiary guarantees have been released.

4.
We note your disclosure on page F-40 regarding covenants related to Energy Transfer Partners, L.P. obligations. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

Response: ETP’s debt agreements contain covenants that we consider customary and typical. As noted in our disclosures, certain covenants may limit ETP’s ability to make distributions upon the occurrence of an event of default. However, neither the payment of distributions nor the resulting reduction in capitalization would directly cause ETP to fail to comply with its covenants. Therefore, with respect to Rule 4-08(e)(1), we concluded that

ETP’s debt covenants do not limit or restrict the payment of distributions to its partners, except in the case where ETP may have an event of default as defined in the respective debt agreements. ETP is required under its partnership agreement to distribute its computed “available cash” each quarter, and ETP’s debt agreements do not restrict ETP from making such payments.

5.
We note your disclosure beginning on page F-40 regarding covenants related to your subsidiaries. Please tell us whether these covenants or any regulatory provisions restrict the ability of the subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders or regulators. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response: Certain of the referenced covenants subject ETP’s net assets to restrictions due to the requirement imposed by various debt instruments to maintain specified levels of capitalization; however, ETP’s subsidiaries' ability to transfer funds to us in the form of loans, advances or cash dividends is not restricted by regulatory provisions. The restricted net assets of ETP’s consolidated subsidiaries and its equity in the undistributed earnings of investments accounted for by the equity method totaled less than $1 billion as of December 31, 2015. We calculated this amount consistent with the requirements of Rule 4-08(e)(3) of Regulation S-X, based on ETP’s share of the subsidiaries’ and equity method investees’ net assets, to the extent that such net assets could not be transferred to the respective entity’s parent through loans, advances or cash dividends without lender consent.
With respect to the disclosures required by Rule 4-08(e)(3)(i) and (ii) and Rule 12-04 of Regulation S-X, we concluded that such disclosures were not required, because the total of restricted net assets was less than 25% of consolidated net assets as of December 31, 2015.
* * * * *
In connection with our response to the Staff’s comments relating to the Form 10-K, ETP hereby acknowledges that:
•    ETP is responsible for the adequacy and accuracy of the disclosure in the filings;
•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•    ETP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.
Sincerely,
/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer – ETP
(214) 840-5400

Cc:    Kenneth Clay, Grant Thornton LLP
Cc:    Daniel Porco, Securities and Exchange Commission
Cc:    David P. Oelman, Vinson & Elkins L.L.P.